UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

COMMISSION FILE NO. 1-34242

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION
4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Name of issuer of the securities
held pursuant to the Plan and the
address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Table of Contents

Item 1 and 2.  Financial Statements
Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Schedule H, Part IV, Line 4a - Delinquent Participant Contributions for the Year Ended
December 31, 2012	14

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators
  of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Assets (Held at End of Year) as of December 31, 2012 and Delinquent Participant Contributions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
 Certified Public Accountants

June 27, 2013
West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	December 31
	2012	2011
Assets:
Investments, at fair value:
Mutual funds	$1,510,800	$3,283,872
Collective investment funds	3,127,102	-
Money market funds	229	345,289
Common stock	1,948,040	1,293,420
	6,586,171	4,922,581

Receivables:
Employer's contribution	57,643	55,245

Total assets at fair value	6,643,814	4,977,826

Liabilities:
Accrued expenses	3,993	3,898

Total liabilities	3,993	3,898

Net assets available for benefits at fair value	6,639,821	4,973,928

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,160)	-

Net assets available for benefits	$6,631,661	$4,973,928

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Changes in Net Assets Available for Benefits
December 31, 2012 and 2011

	December 31
	2012	2011
Additions:
Investment Income:
Net (depreciation) appreciation in fair value of instruments	$1,018,320	$(40,349)
Dividends, interest and other	89,399	81,326
	1,107,719	40,977
Contributions:
Participants'	481,502	462,256
Employer's	220,606	215,093
Rollover	237,929	-
	940,037	677,349
Total additions	2,047,756	718,326

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	359,241	707,381
Investment expenses	30,782	29,288

Total deductions	390,023	736,669

Net (decrease) increase	1,657,733	(18,343)

Net assets available for benefits
Beginning of year	4,973,928	4,992,271
End of year	$6,631,661	$4,973,928

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Each year, participants may contribute an amount up to 100% of pre-tax annual compensation.  For 2012 and 2011 this was limited to $17,000 and $16,500, excluding rollover contributions and catch-up contributions, respectively, as defined by the IRS.  Plan provisions provide for an automatic elective deferral contribution feature.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year.  In 2012 and 2011, the Company did not make any matching contributions. The Plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions. No additional discretionary contributions were made for 2012.  For 2011 forfeited accounts were used to make an employer discretionary contribution of $6,091.  Qualified non-elective contributions (“QNEC”) for 2012 and 2011 were $220,606 and $215,093, respectively.  Participants are not required to be an active participant at the end of the Plan year to be included in the qualified non-elective contributions.  All qualified non-elective contributions were invested in Company stock.

Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon.  Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination.  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits. In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2012 and 2011, $1,298,867 and $1,056,149, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the employer, but have not been paid.

Forfeited Accounts.  Forfeited accounts are used to reduce employer contributions, used to pay plan expenses or allocated among participant accounts at the discretion of the Company. During 2012, forfeited funds of $512 and $456, respectively, were used to reduce the QNEC and pay plan expenses. During 2011, forfeited accounts of $6,091 and $229, respectively, were allocated among participants as discretionary employer contributions and used to pay plan expenses.  There was $204 and $456 of forfeited accounts available for use at December 31, 2012 and 2011, respectively.

Administrative Expenses.  Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation.  The financial statements of the DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates.   The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition.  The Plan’s investments are stated at fair value (see Note 9), with the exception of the Morely Stable Value Fund, which is discussed separately below.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Collective Investment Funds.  On August 2, 2012, Plan management signed a participation agreement with TD Ameritrade Trust Company and began investing in several collective investment funds.  These funds invest primarily in exchange traded funds (ETFs).  Also on August 2, 2012, Plan management signed a participation agreement with Union Bond and Trust Company (“UBTC”) and began investing in the Morley Stable Value Fund, a collective investment fund.  The Morley Stable Value Fund invests in investment contracts issued by insurance companies and other institutions.

The Plan’s investment in the Morley Stable Value Fund is included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit responsive contracts at contract value.  Contract value represents contributions made to the Morley Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses.  Contract value is reported to the Plan by UBTC, through an independent pricing service approved by the Trustee.   The statement of changes in net assets available for plan benefits is prepared on a contract value basis.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

The crediting interest rate for the Morley Stable Value fund was 1.653% for the year ended December 31, 2012.

Payments of Benefits.  Benefits are recorded when paid.

Recently Adopted Accounting Pronouncements.  In May 2011, the Financial Accounting Standards Board issued guidance to provide a consistent definition of fair value and to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. It also changes certain fair value measurement principles and expands the disclosures for fair value measurements that are estimated using significant unobservable inputs. This guidance was effective for the Plan as of January 1, 2012. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

NOTE 3 – EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Schwab Trust is the Trustee for all Plan investments for the Plan and Newport Group Retirement Plan Services (“Newport”) is the Plan’s administrator and record-keeper. The Plan’s investments include eighteen mutual and money market funds, six collective investment funds, and the DNB Financial Corporation’s common stock. Newport Group Retirement Plan Services, Schwab Trust and its affiliates are parties-in-interest to the Plan. DNB Financial Corporation is also a party-in-interest to the Plan.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 4 – NON EXEMPT PARTY IN INTEREST TRANSACTIONS

For the Plan year 2011, the Company had not remitted $1,917 of participant contributions to the Trustee in a timely manner based on when the participant contributions were withheld from participant paychecks as required under Department of Labor Regulation 2510.3-102.  During 2012, the Company, for the transaction relating to 2011, filed form 5330 with the IRS and paid the excise tax and remitted to the Plan an amount representing the contributions and the earnings on those contributions had they been remitted on a timely basis. Such amounts are not material to the Plan’s financial statements.

NOTE 5 - TAX STATUS

The Plan is currently evidenced by a prototype document sponsored by Newport Group Retirement Plan Services. Newport Group Retirement Plan Services has received a determination letter dated June 3, 2004 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.  The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport Group Retirement Plan Services.  The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 6 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2012 and 2011 are as follows:

	December 31
	2012	2011
TD Ameritrade Strat Alloc Growth	$1,075,099	$-
TD Ameritrade Strat Agg Growth	425,429	-
TD Ameritrade Strat Alloc Balanced	894,731	-
Morley Capital Stable Value Fund CL3 (at contract value)	456,124	-
Russell Balanced Strategy Fund	-	676,326
Russell EQ Aggressive Strategy Fund	-	363,134
Russell Fund CLS	-	980,448
* Schwab Retirement Advantage Money Market	-	345,149
* DNB Financial Corporation Common Stock, $1 par value	1,948,040	1,293,420

*Represents party-in-interest transactions.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 6 - INVESTMENTS - continued

During 2012 and 2011, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,107,719 and $40,977, respectively.  The net appreciation (depreciation) in fair value excluding dividends, interest and other is as follows:

	December 31
	2012	2011
Mutual Funds	$351,553	$(223,047)
Collective Investment Funds	71,167	-
Employer Securities	595,600	182,698

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 – ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Investment expenses of $30,782 and $29,288 were paid to parties-in-interest during 2012 and 2011, respectively.

NOTE 8 – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

DNB Financial Corporation Stock:

	2012	2011
Net Assets-beginning of year	$933,335	$733,863
Changes in Net Assets:
Contributions	218,170	218,198
Net income	451,009	142,325
Benefits paid and transfers	(267,058)	(161,051)
Net Assets-end of year	$1,335,456	$933,335

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 9– FAIR VALUE MEASUREMENTS

The Plan follows ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2012.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•
Company stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Collective investment funds: The collective investment funds invested with TD Ameritrade Trust Company are valued based on the net asset value of their respective underlying investments.  The Morley Stable Value Fund is valued based on the audited financial statements of the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 9– FAIR VALUE MEASUREMENTS (continued)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2012
	Total	(Level 1)	(Level 2)	(Level 3)

Collective Investment Funds:
Stable value	$464,284	$—	$464,284	—
Aggressive allocation portfolio	1,500,528	—	1,500,528	—
Moderate allocation portfolio	994,174	—	994,174	—
Conservative allocation portfolio	168,116	—	168,116	—
Mutual funds:
Bond	345,891	345,891	—	—
Global bond	89,446	89,446	—	—
Global real estate portfolio	37,243	37,243	—	—
International equity portfolio	211,391	211,391	—	—
US large cap equity portfolio	408,398	408,398	—	—
US mid cap equity portfolio	305,510	305,510	—	—
US small cap equity portfolio	112,921	112,921	—	—
Money market	229	229	—	—
Company stock	1,948,040	1,948,040	—	—

Total investments	$6,586,171	$3,459,069	$3,127,102	$—

	Assets at Fair Value as of December 31, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Aggressive allocation portfolio	$1,391,368	$1,391,368	$—	$—
Bond	232,988	232,988	—	—
Conservative allocation portfolio	230,962	230,962	—	—
Global bond	37,800	37,800	—	—
Global real estate portfolio	29,861	29,861	—	—
International equity portfolio	150,107	150,107	—	—
Moderate allocation portfolio	696,928	696,928	—	—
US large cap equity portfolio	252,479	252,479	—	—
US mid cap equity portfolio	191,040	191,040	—	—
US small cap equity portfolio	70,339	70,339	—	—
Money market	345,289	345,289	—	—
Company stock	1,293,420	1,293,420	—	—

Total investments	$4,922,581	$4,922,581	$—	$—

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 10 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the years ended December 31:

	2012	2011
Net Assets Available for Benefits - per the Financial Statements	$6,631,661	$4,973,928
Less: Employer's Contribution Receivable	(57,643)	(55,245)
Plus: Accrued Expenses	3,993	3,898
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment	8,160	-
Net Assets Available for Benefits - per the Form 5500	$6,586,171	$4,922,581

Total Additions to Net Assets - per the Financial Statements	$2,047,756	$718,326
Less: Change in Employer Contribution Receivable	(2,398)	(195)
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment	8,160	-
Total Income - per Form 5500	$2,053,518	$718,131

Total Deductions to Net Assets - per the Financial Statements	$390,023	736,669
Adjustment: Change in Accrued Expenses	(95)	79
Total Expenses - per Form 5500	$389,928	$736,748

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)

EIN: 23-0534545
Plan number: 002
As of December 31, 2012
	Identity of Issuer	Description of Investment	Current Value
		Registered Investment Company
	American Beacon Advisors	American Beacon Large Cap Value	$ 116,974
		Registered Investment Company
	American Funds	American Europacific Growth Fund R5	96,419
		Registered Investment Company
	American Funds	Capital World Bond Fund CL R5	89,446
		Registered Investment Company
	Columbia	Columbia Acorn FD CL Z	67,996
		Registered Investment Company
	Columbia	Columbia Small Cap Growth I CL Z	44,816
		Registered Investment Company
	Columbia	Columbia Small Cap Value II	34,437
		Registered Investment Company
	Delaware Investments	Delaware Emerging Markets	79,139
		Employer Security
*	DNB Financial Corporation	DNB Financial Corporation Common Stock	1,948,040
		Registered Investment Company
	Harding Loevner Funds, Inc	Harding Loevner Global Eq Adv	11,302
		Registered Investment Company
	JP Morgan	JP Morgan Mid Cap Value	130,542
		Registered Investment Company
	MFS	MFS Growth R4	140,644
		Collective Investment Fund
	Morley Capital	Morley Capital Stable Value Fund CL 3	464,284
		Registered Investment Company
	Pacific Investment Management Company LLC	Pimco Total Return D	294,895
		Registered Investment Company
	Russell Investment Co.	Russell GBL Real Estate Securities Fund	37,243
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Growth	1,075,099
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Cap Presrv	168,116
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Inc & Growth	99,443
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Agg Growth	425,429
		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Balanced	894,731
		Registered Investment Company
*	Charles Schwab and Co., Inc.	Stock Liquidity Fund	229
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard 500 Index Fund Investor SHS	150,780
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Mid Cap Index	106,972
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Small Cap Index	33,668
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total International Stock Index	24,531
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index	50,996
* Represents party-in-interest transactions.

DNB FIRST 401(k) RETIREMENT PLAN
FORM 5500, SCHEDULE H, PART IV, Line 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012 Plan #002 EIN# 23-0534545

Total That Constitute Nonexempt Prohibited
Transactions

Total Fully
Corrected
			Contributions	under VFCP
	Contributions	Contributions	Pending	and
	Not	Corrected	Correction	PTE
	Corrected	Outside VFCP	in VFCP	2002-51

Participant Contributions Transferred
Late to the Plan for the year
ended 12/31/11	$-	$1,917	$-	$-

For the Plan year 2011, participant contributions for one pay period were remitted subsequent to the date required by the Department of Labor. These contributions were corrected in 2012. For additional details, please see Note 4 of the Plan financial statements.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Chief Financial Officer and Executive
Vice President
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Accounting Officer and Executive Vice President
DNB First, National Association

June 27, 2013

Index to Exhibits

Exhibit No. Under Item
601 of Regulation S-K	Description of Exhibit and Filing Information

23	Consent of Independent Registered Public Accounting Firm